Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079 paulaandrea.escobar@cemex.com	+57 (1) 603-9051 jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD QUARTER 2016 RESULTS

•	Controlling interest net income during the third quarter of 2016 increased by 23%, reaching US$43 million compared to the third quarter of 2015

•	EBITDA and free cash flow after total capex during the third quarter grew by 3% and 90%, respectively, on a year-over-year basis

BOGOTÁ, COLOMBIA. OCTOBER 27, 2016 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$1,012 million in the first nine months of 2016. Consolidated net sales decreased by 8% during the first nine months of 2016 compared to same period of 2015. This decline is mainly explained as a result of foreign exchange fluctuations and the effect of lower cement volumes from our operations in Panama and Costa Rica. Adjusting for foreign-exchange fluctuations, consolidated net sales in the first nine months of the year decreased by 1%.

During the third quarter of 2016, consolidated net sales decreased by 4% on a year-over-year basis. This decline is mainly explained by lower sales from our operations in Colombia, Panama and Costa Rica.

Operating EBITDA during the third quarter of 2016 increased by 3%, while for the first nine months of the year decreased by 2%, compared to the same periods in 2015. Adjusting for foreign-exchange fluctuations, operating EBITDA in the first nine months of the year increased by 6% versus the same period in 2015.

During the first nine months of 2016, our consolidated cement, ready-mix and aggregates volumes declined by 1%, 10% and 15%, respectively, compared to 2015.

Jaime Muguiro, CEO of CLH, said, “Despite challenging demand dynamics in markets like Colombia, Panama and Costa Rica, we have delivered strong results. Our EBITDA increased 3% despite of a decline of 4% in net sales, supported by EBITDA margin expansion in all of our operations, compared with the same period in 2015.”

CLH’s Financial and Operational Highlights

•	Adjusting for the effect of foreign-exchange fluctuations, net sales and EBITDA in Colombia increased by 5% and 6%, respectively, during the first nine months of the year on a year- over-year basis.

•	During the first nine months of the year, cement volumes in Colombia increased by 2%, while ready-mix and aggregates volumes decreased by 9% and 15%, respectively, compared with the same period a year ago.

•	In Panama, during the third quarter EBITDA and EBITDA margin increased by 8% and 5.1pp, respectively, compared to same period in 2015.

•	Free cash flow after total capital expenditures reached US$73 million during the first nine months of 2016. Strategic capital expenditures were US$32 million in the quarter used mainly for our capacity expansion project in Colombia.

Jaime Muguiro added, “We are encouraged by our free-cash-flow generation after total capex, which during the third quarter increased 90% year over year. Our strong cash flow generation was supported by successful working capital initiatives. Our average working capital days in the third quarter were negative for the second consecutive quarter, decreasing by 18 days compared with the third quarter 2015. We have released close to US$70 million in working capital investment in the past 12 months”

Consolidated Corporate Results

During the third quarter of 2016, controlling interest net income reached US$43 million, increasing 23% compared to the same period of 2015.

Net debt was reduced during the third quarter of 2016 to US$969 million.

Geographical Markets Third Quarter 2016 Highlights

Operating EBITDA in Colombia decreased by 1% to US$60 million versus US$61 million in the third quarter of 2015, with a decline of 2% in net sales reaching US$173 million.

In Panama, operating EBITDA increased by 8% to US$32 million during the quarter, while EBITDA margin grew 5.1pp on a year-over-year basis. Net sales reached US$70 million in the third quarter of 2016, a decrease of 4% compared with the same period in 2015.

In Costa Rica, operating EBITDA reached US$14 million during the quarter, decreasing by 6% compared to the same period a year ago. Net sales declined by 9% to US$38 million, compared with the third quarter of 2015.

In the Rest of CLH operating EBITDA increased by 16% to US$20 million during the quarter, while EBITDA margin grew 5.6pp on a year-over-year basis. Net sales reached US$64 million in the third quarter of 2016, a decrease of 5% compared with the same period in 2015.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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